Exhibit 99.2

Copyright © 2024 TNL Mediagene Asia's Next - Generation Media and Data Analytics Company Investor Presentation – FY2024 Financial Results April 2025 1

Disclaimer 2 Copyright © 2024 TNL Mediagene Disclaimer This presentation (this “Presentation”) is for information purposes only. By accepting, reviewing or reading this Presentation, you will be deemed to have agreed to the obligations and restrictions set out below. No Offer or Solicita tion This Presentation does not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to anyperson to whom such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This Presentation does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirement of the Securities Act of 1933, as amended, or in reliance on an exemption therefrom. Cautionary Statement Regarding Forward - Looking Statements This Presentation contains forward - looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on beliefs and assumptions and on information currently available to TNL Mediagene. In some cases, you can identify forward - looking statements by the following words: "may," "will," "could," "would," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "project," "potential," "conti nue," "ongoing," "target," "seek" or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward - looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward - looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward - looking statements. Forward - looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for TNL Mediagene to predict these events or how they may affect TNL Mediagene. In addition, risks and uncertainties are described in TNL Mediagene's filings with the Securities and Exchange Commission. These filings may identify and address other important risks and uncerta inties that could cause actual events and results to differ materially from those contained in the forward - looking statements. TNL Mediagene cannot assure you that the forward - looking statements in this communication will prove to be accurate. There may be additional risks that TNL Mediagene presently does not know or that TNL Mediagene currently believes are immaterial that could also cause actual results to differ from those contained in the forward - looking statements. In light of the significant uncertainties in these forward - looking statements, you should not regard these statements as a representation or warranty by TNL Mediagene, its directors, officers or employees or any other person. Except as required by applicable law, TNL Mediagene does not have any duty to, and does not intend to, update or revise the forward - looking statements in this communication or elsewhere after the date of this communication. You should, therefore, not rely on these forward - looking statements as representing the views of TNL Mediagene as of any date subsequent to the date of this communication. Financial Data The condensed financial information presented in this press release should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2024 included in TNL Mediagene's annual report on Form 20 - F filed with the SEC on April 30, 2025, which provides a more complete discussion of its accounting po licies and certain other information.

Non - IFRS Financial Measures This Presentation includes adjusted EBITDA, a financial measure not presented in accordance with the International Financial Reporting Standards. This non - IFRS financial measure is not a measure of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing TNL Mediagene’s financial results. Therefore, adjusted EBITDA should not be considered in isolation or as an alternative to net income, cashflows from operations or other measures of profitability, liquidity or performance under IFRS. We believe adjusted EBITDA, including on a forward - looking basis, provides useful information to management regarding certain financial and business trends relating to TNL Mediagene’s financial condition and results of operations. You should be aware that the Company’s presentation of adjusted EBITDA may not be comparable to similarly titled measures used by other companies. Adjusted EBITDA is our preferred metric for profitability because we believe it facilitates operating performance comparisons on a period - to - period basis and excludes items that we do not consider to be indicative of our core operating performance. We define adjusted EBITDA as profit (loss) for the period excluding depreciation expenses and amortization expenses, stock - based compensation, as well as extraordinary items associated with one - time events and transactions, such as one - time transaction - related expenses not eligible for capitalization and one - time transaction - related impairment losses. Our management does not consider adjusted EBITDA in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of adjusted EBITDA is that it excludes significant expenses that are required by IFRS to be recorded in TNL Mediagene’s financial statements. In addition, adjusted EBITDA is subject to inherent limitations as it reflects the exercise of judgment by management about which expenses and income are excluded or included in determining this non - IFRS financial measure. For more details on the definition of adjusted EBITDA and a reconciliation of adjusted EBITDA t o IFRS financial measures, see "Use of Non - IFRS Financial Measures" in this presentation. Industry and Market Data This Presentation contains industry and market data obtained from third - party industry publications and sources, from research reports prepared for other purposes and from our management’s good faith estimates and internal sources. Such information was obtained or prepared from sources believed to be reliable, but we have not independently verified the underlying information obtained from these sources and cannot assure you of the accuracy or completeness of such information or the reasonableness of any underlying assumption used by third - parties to prepare such information. Any data on past performance or modeling contained in this Presentation is not an indication as to future performance. The nature of this information is inherently subjective, based on estimates and is subject to change. Trademarks and Intellectua l Property All trademarks, service marks, and trade names of TNL Mediagene or its affiliates used herein are trademarks, service marks, or registered trade names of TNL Mediagene. Any other product, company names or logos mentioned herein are the trademarks and/or intellectual property of their respective owners and their use is not intended to, and does not imply, a relationship with TNL Mediagene, or an endorsement or sponsorship by or of TNL Mediagene. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that TNL Mediagene will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names. No Advice Given Nothing herein should be construed as legal, financial, tax or other advice. You should consult your own advisers concerning any legal, financial, tax or other considerations relating to us. The general explanations included in this Presentation cannot address, and are not intended to address, your specific investment objectives, financial situations, or financial needs. Nothing contained herein shall be deemed a recommendation to any individual or entity to enter into any transaction or take any course of action. Important Additional Information and Where to Find It Our annual report for the fiscal year ended December 31, 2024, when available, can be obtained, without charge, at the SEC’s website at www.sec.gov or on our website at www.tnlmediagene.com . 3 Copyright © 2024 TNL Mediagene

Copyright © 2024 TNL Mediagene FY2024 Financial Results

$35.8m 5 Copyright © 2024 TNL Mediagene $48.5m FY2023 FY2024 Consolidated Revenue Consolidated Revenue +35%

Business Unit Revenue

Media & Branded Content



$13.7m
+41%
$9.7m
FY2023
FY2024

Technology



$14.2m
+34%
$10.6m
FY2023
FY2024

Digital Studio



$20.5m
+33%
$15.4m
FY2023
FY2024

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Copyright © 2024 TNL Mediagene - $0.9m - $1.0m - 2.8% Margin FY2023 FY2024 35% 37% FY2023 FY2024 Gross Margin & Adjusted EBITDA Margin 1 Gross Margin Adjusted EBITDA Margin 1 +1% Gross Margin Expansion 2 ~1% Adjusted EBITDA Margin Improvement Notes: 1. Adjusted EBITDA is a non - IFRS financial measure. See the “Use of Non - IFRS Financial Measures” section of this presentation for the definition of this non - IFRS measure. 2. Values are rounded and may not sum to 100% due to rounding. 7 - 1.8% Margin

Copyright © 2024 TNL Mediagene Business Snapshot

We are a Media, Digital Studio and Technology Company with Data at its Core

25
Content brands

500+
Employees

189M+
Monthly digital footprint [1]

850+
Customers

45M+
Monthly unique users [2]

Global
Diverse customer base

$48.5M
2024 revenue [3]

Tokyo
Head office



Media & Branded Content
Data
Technology
Digital Studio

Sources: Company data and Google Analytics as of March 31, 2025. Company calculations based on US Census Bureau 2024 estimates, Pew Research Center for demographic data and Statista study for 2022 ad spending data published March 6, 2024.

Notes: [1] Digital footprint comprised of average monthly views during the most recent available Company data for the twelve months ended March 31, 2025.
[2] Monthly unique users comprised of the average monthly unique users of owned sites and Social platforms (YouTube + TikTok) based on the Company data for the twelve months ended March 31, 2025.
[3] Audited revenue for 2024.

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91 66 64 59 50 39 33 30 19 Monthly Unique Users (Owned Sites) 2 (Millions) 36 1 31 26 23 21 20 18 10 8 7 10 ポ 17% 21% 26% 25% 47% 53% Regional Media Nikkei (JP) Asahi (JP) South China Morning Post Yormiuri (JP) Nikkan Sports (JP) United Daily News (TW) Liberty Times (TW) China Times (TW) Straits Times (SG) Global/US Media ESPN CBS News Fox News Washington Post CNBC WSJ Times LA Times FT Gender Age Sources: SemRush and Company data as of monthly average from April 2024 to March 2025. Notes: 1 Google Analytics as of monthly average from April 2024 to March 2025. 2 Monthly unique users comprised of average monthly unique users of owned sites based on most recent available data sourced f rom Google Analytics for the company and Semrush for other media for the monthly average from April 2024 to March 2025. 3 ASEAN refers to Brunei, Cambodia, Indonesia, Laos, Malaysia, Myanmar, Philippines, Singapore, Thailand and Vietnam. Female Male 18 - 24 35 - 44 55+ 25 - 34 45 - 54 TNMG Among Largest Asian & International Media With a Global Scale & Diverse, Regional Audience Japan Hong Kong ASEAN 3 Ta iwan United States Other Geography 10 Copyright © 2024 TNL Mediagene 73.4% 20.3% Audience Profile 1 1.2% 1.8% 2.6% 0.7%

~ 66% reach among Japanese Gen Z and Millennials ~ 39% reach among Taiwanese Gen Z and Millennials Reaching Asian Millennial & Gen Z Audiences Both in Asia & Abroad And countries with large overseas Asian populations 11 Copyright © 2024 TNL Mediagene

Notes: This list represents a subset of our broader client base since July 2021. 12 Copyright © 2024 TNL Mediagene We Have a Large, Prestigious Customer Base 850+ Clients Trust Us with their Advertising Spend

Strong Brands & Significant Audience Reach

We Operate 25 Media Brands Across Five Categories

News & Business	B2B Media	Technology	Lifestyle & Food		Sports & Entertainment
The News Lens	Digiday Japan	Gizmodo Japan	iCook	Lifehacker Japan	Sports Vision
Business Insider Japan	Mashing Up	Cool3c	Roomie	Roomie Kitchen	Agent Movie
Business Yee	Becoming Aces	INSIDE	every little d	Roomie International Mandarin Edition	Sirabee
	Modern Retail	Tech Insider	Life Insider	Money Insider	Fuze
	Glossy			iGood	

TNL mediagene
Copyright © 2024 TNL Mediagene
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Integrated Business Ecosystem With 3 Segments


User Data
Data Analytics
Research
Content
Data
Ad Tech
Advertising
Media
Technology
E-commerce
IMC/Events
AI Customer
Data Service

We strategically leverage cross-selling opportunities to enhance service adoption among our existing customer base.

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We Help Advertisers Gain Access to More Than One Billion Asian Millennials and Gen Zers

Target Millennial and Gen Z Populations (Millions) [1]

Tier 2 Priority Markets: **+1.0B**
— Indonesia
— Philippines
— India

Tier 1 Priority Markets: **+147M**
— Singapore
— Asian-Americans
— South Korea
— Thailand
— Vietnam
— Malaysia

Core Markets: **54M**
— Japan
— Taiwan

Ad Spending ($US) [2]

Tier 2 Priority Markets: **+22.7B**
— Indonesia
— Philippines
— India

Tier 1 Priority Markets: **+53.1B**
— Singapore
— Asian-Americans
— South Korea
— Thailand
— Vietnam
— Malaysia

Core Markets: **58.5B**
— Japan
— Taiwan

Sources: Company calculations based on US Census Bureau 2024 estimates, Pew Research Center for demographic data and Statista study for 2022 ad spending data published March 6, 2024.

Notes: [1] The company defines “Millennial” as a person born 1980-1994 and “Gen Z” as a person born 1995-2014.

[2] Statista for 2022 ad spending data as of March 6, 2024. The figure for Asian-American ad spending is based on the size of the U.S. advertising market ($368 billion) times the Asian-American share of the U.S. population of approximately 7.3%. Ad spending per Millennial and Gen Z assumes equal distribution of advertising dollars across population.

TNL mediagene
Copyright © 2024 TNL Mediagene
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Core Markets $18.7 $426 43.9 Japan $2.6 $255 10.1 Taiwan Tier 1 Priority Markets $1.4 $459 3.0 Singapore $15.3 $1,109 13.8 Asian - American $6.4 $292 22.0 South Korea $2.0 $64 31.5 Thailand $1.2 $22 56.8 Vietnam $0.9 $45 19.5 Malaysia Tier 2 Priority Markets $3.4 $22 152.7 Indonesia $1.6 $23 68.1 Philippines $7.8 $10 807.2 India $61.3 Total Country Millennial + Gen Z Populations (millions) ð Ad Spend per Capita 2 ($US) = SAM ¹ ($US billions) Sources: Company calculations based on US Census Bureau 2024 estimates, Pew Research Center for demographic data and Statista study for 2022 ad spending data published March 6, 2024. Notes: ¹ SAM is Serviceable Addressable Market, calculated as a product of average advertising spend per capita (calculated as e qual distribution of advertising spend across population). 2 Statista for 2022 ad spending data as of March 6, 2024. The figure for Asian - American ad spending is based on the size of the $US advertising market ($368 billion) times the Asian - American share of the U.S. population of approximately 7.3%. Ad spending per Millennial and Gen Z assumes equal distribution of advertising dollars across population. And Unlock an Estimated $61B Market 16 Copyright © 2024 TNL Mediagene

Our M&A Model One or two acquisitions per year Focus on media and content brands, technology, or data solutions Intended to open new geographies or strengthen internal technology Our M&A methodology was profiled in a Harvard Business Review case study 1 Notes: 1 Huang, Laura, and Katie LaMattina. "TNL Media Group." Harvard Business School Case 422 - 010, April 2022. We Strategically Acquire Media and Technology Companies to Enhance Growth We have integrated 10 acquisitions since 2018 and operate an active target sourcing pipeline 2018 2020 2022 2019 2023 2021 2024 Copyright © 2024 TNL Mediagene 17 Copyright © 2024 TNL Mediagene

Copyright © 2024 TNL Mediagene Appendix

Use of Non - IFRS Financial Measures In this Presentation we have included adjusted EBITDA, a non - IFRS financial measure, which is a key measure used by our management and board of directors in evaluating our operating performance . Adjusted EBITDA is our preferred metric for profitability because we believe it facilitates operating performance comparisons on a period - to - period basis and excludes items that we do not consider to be indicative of our core operating performance . Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS . Some of these limitations are : • although amortization and depreciation are non - cash charges, the assets being amortized and depreciated may have to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; • adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs; • adjusted EBITDA does not reflect the potentially dilutive impact of equity - based compensation; and • other companies, including our competitors in various industries, may calculate adjusted EBITDA or similarly titled measures differently, which reduces its usefulness as a comparative measure. We define adjusted EBITDA as profit (loss) for the period excluding (i) non - cash items such as depreciation expenses, amortization expenses, stock - based compensation expenses and impairment loss on intangible assets and (ii) extraordinary items associated with one - time events and transactions, such as one - time transaction - related expenses not eligible for capitalization . 19 Copyright © 2024 TNL Mediagene

2024 2023 2022 ($ in dollars, unless otherwise stated) (85.0) (1.2) (11.4) Loss for the year Add (less) : (0.3) (0.6) (0.2) Income tax (benefit) expense 8.2 0.3 0.1 Finance costs 0.9 (5.5) 8.2 Other gains and losses 1 (0.1) (0.4) (0.1) Other income (0.0) (0.0) (0.0) Interest Income (76.3) (7.4) (3.4) Operating loss Add: 1.1 1.0 0.4 Depreciation expenses 2.1 1.8 1.1 Amortization expenses 0.3 0.1 0.2 Stock - based compensation 29.0 0.3 0.0 Impairment loss on intangible assets 2 43.0 3.1 0.0 One - time transaction - related expenses 3 (0.9) (1.0) (1.7) Adjusted EBITDA - 1.8% - 2.8% - 8.4% Adjusted EBITDA Margin (%) For the year ended December 31, Adjusted EBITDA Reconciliation Notes: 20 Copyright © 2024 TNL Mediagene 1 Other gains and losses for the year ended December 31 , 2022 comprise an $ 8 . 2 million loss mainly attributed to a change in the fair value through profit and loss (“FVPTL”) associated with our convertible preference shares . Other gains and losses for the year ended December 31 , 2023 comprise a $ 5 . 5 million gain mainly attributed to a change in the FVPTL associated with the conversion of all of our preference shares into our ordinary shares at a lower fair value during the year ended December 31 , 2023 . Other gains and losses for the year ended December 31 , 2024 comprise a $ 0 . 8 million loss mainly attributed to a change in FVTPL associated with the convertible promissory note and warrants . 2 For the year ended December 31 , 2023 , we incurred approximately $ 0 . 3 million of impairment loss on intangible assets due to the closure of our e - commerce platform CoSTORY as the internally - developed software on which CoSTORY relied became no longer recoverable . For the year ended December 31 , 2024 , we incurred impairment loss on intangible assets of approximately $ 29 . 0 million, which mainly consisted of (i) an impairment loss of $ 25 . 5 million against the goodwill of Mediagene recognized due to changes in the intercompany revenue allocation following the completion of the Merger and listing on the Nasdaq within the Group, resulting in downward adjustments to the carrying value of Mediagene’s goodwill and leading to the recognition of an impairment loss and (ii) an impairment loss of $ 3 . 1 million due to the downsizing of the e - commerce department of Polydice Inc . 3 For the year ended December 31 , 2023 , one - time transaction - related expenses comprise the professional service fees related to (i) the merger with Mediagene ; and (ii) preparation for our merger (the “Merger”) with Blue Ocean Acquisition Corporation (“Blue Ocean”) and the listing on the Nasdaq, which were not eligible for capitalization . For the year ended December 31 , 2024 , one - time transaction - related expenses comprise (i) the professional service fees related to the closing of the Merger and listing on the Nasdaq of $ 4 . 3 million ; (ii) the professional service fees related to the acquisition of Green Quest Holdings, Inc . of $ 0 . 5 million ; and (iii) the listing expense of $ 38 . 2 million from the excess of the fair value of TNL Mediagene Ordinary Shares issued over the fair value of Blue Ocean’s identifiable net assets on the Closing Date of the Merger, each of which was not eligible for capitalization .